UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2019

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower
Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Item 3.03	Material Modification to Rights of Security Holders.

On December 4, 2019, the Board of Directors of Amira Nature Foods, Ltd, (the “Company”) a company formed under the laws of the British Virgin Islands (“BVI”), approved a reverse stock split (the “Reverse Split”) of the Company’s authorized, issued and outstanding shares of common stock, par value $0.0 per share, at a ratio of 20-for-1 so that every 20 shares (or part thereof) currently authorized and issued is combined into one (1) share (or fraction thereof). The Company’s ordinary shares will begin trading on a split adjusted basis on December 20, 2019. Both before and after the Reverse Split, the Company is authorized to issue unlimited Ordinary Shares. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares will be reduced from 44,421,835 to approximately 2,221,091.

On December 10, 2019, the Company issued a press release announcing the Reverse Stock Split. A copy of the press release is filed herewith as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d)     Exhibits

Exhibit No.	Description
99.1	Press Release of Amira Nature Foods, Ltd dated December 10, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 10, 2019	AMIRA NATURE FOODS LTD

	By:	/s/ Karan A. Chanana
	Print:	Karan A. Chanana
	Title:	Chairman

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Amira Nature Foods, Ltd dated December 10, 2019

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